NEWS For Immediate Release






                    MANITOWOC TO ACQUIRE ASSETS OF
                     ICE/BEVERAGE-DISPENSER MAKER
                        SERVEND INTERNATIONAL


MANITOWOC, Wisconsin, October 1, 1997 - The Manitowoc Company, Inc. (MTW:NYSE), and SerVend International, a privately owned company, announced today that Manitowoc had signed an agreement to purchase the operations and assets of SerVend in a cash transaction. The closing is set for October 31, 1997.

     Manitowoc has arranged bank financing for the $65-75 million acquisition.

     SerVend, with expected 1997 sales of approximately $50 million, is headquartered in Sellersburg, Indiana. Founded in 1980, the family-owned operation has grown to become one of the world's largest manufacturers of ice/beverage dispensers and dispensing valves for the soft-drink industry.

     The Manitowoc Company, Inc. derived about one-half of its 1996 revenues of $500 million from sales and service of ice-cube machines and commercial refrigeration equipment for foodservice, lodging, health care, and convenience-store applications.

     "SerVend is a great strategic fit for our foodservice business," said Fred M. Butler, Manitowoc's president and chief executive officer. "It serves a segment of that market we had not yet penetrated to any degree and will allow us to offer our full range of ice-machine and refrigeration products to new customers worldwide. As a result, I'm confident this acquisition will add quickly to our growth and profitability."

     George E. Fischer, co-founder and chairman of SerVend, noted equal enthusiasm. "Our major customers - convenience stores, quick service restaurants, and soft-drink bottlers - view ice and beverage equipment as integral parts of a complete system. Allied with Manitowoc, we will be able to offer our customers system packages that will be the best in their class," he said.

     "The increasing demand for soft drinks outside the United States portends continued growth for our business in the years ahead. As part of Manitowoc, this growth should be even more dramatic," added Gregory E. Fischer, SerVend's co-founder and president.

     Terry D. Growcock, president and general manager of Manitowoc Ice, said, "Greg Fischer and I have discussed the benefits of a relationship like this a number of times, and I know we share the same high values and commitments to quality and service. Our similar values will facilitate movement into certain cross manufacturing opportunities and will result in even better service to our customers."

     Since the acquisition is a purchase of assets (versus stock), for tax purposes Manitowoc will be able to deduct any related goodwill over a 15-year period. As a result of this benefit, the company's tax rate will be virtually unaffected by the acquisition.

George E. Fischer will be named to the Manitowoc board of directors upon completion of the acquisition. SerVend will become a wholly owned Manitowoc company with Greg Fischer continuing in his present position. Other SerVend managers also will continue in the business.

     The Manitowoc Company, Inc., is a leading manufacturer of ice-cube machines, ice-cube dispensers, and commercial refrigeration equipment for the foodservice industry. It is also a leading producer of lattice-boom cranes, boom trucks and related products for the construction industry and specializes in ship-repair work for vessels operating on the Great Lakes.

Company Contact:

Robert R. Friedl
Senior Vice President and
Chief Financial Officer
920-683-8136